Exhibit (e)(18)

PROMISSORY NOTE

March 16, 1999

          The undersigned, Avi Fox, an Illinois Resident (“Maker”), promises to pay WebStreet.com, Inc. a Delaware Corporation (“Payee”), at Payee’s office or such other place as Payee may from time to time in writing designate, the principal sum of One Hundred Ten Thousand Dollars ($110,000), including interest at the annual rate of five (5%) percent per annum, as follows: Interest on the principal amount from time to time outstanding quarterly (March 31, June 30, September 30, and December 31), and the entire unpaid principal balance on or before March 16, 2001.

          All payments shall be applied first to accrued and unpaid interest on the unpaid principal balance and the remainder shall be applied to principal. Maker shall have the right at any time to prepay the amounts due or coming due hereunder, in whole or in part, without notice, premium or penalty.

          At the election of Payee, following ten (10) days’ written notice of the failure of Maker to make any payment when due hereunder, the principal sum remaining unpaid hereon, together with accrued interest thereon, shall become at once due and payable at the place of payment aforesaid.

          No delay or omission on the part of Payee in exercising any power or right hereunder shall impair such right or power or be construed to be a waiver of any default or any acquiescence therein.

By: /s/    AVI FOX

Avi Fox